Exhibit 7.1

Ratios

Consolidated Fixed Charge Coverage Ratio

For the year ended
($Millions)	31-Dec-15

PIK Notes

EBITDA	40.7

Consolidated Fixed Charges	47.6

Fixed Charge Coverage Ratio	0.9